Exhibit 99.1

Evogene to Develop Next Generation Medical Cannabis Products through
New Subsidiary - Canonic Ltd

Decision to form subsidiary follows more than a year of market evaluation, obtaining required governmental approvals, technology assessment and initial product line planning

Rehovot, Israel – April 3, 2019 - Evogene Ltd. (NASDAQ, TASE: EVGN), a leading biotechnology company developing novel products for life science markets, announced today that it has established  a new subsidiary – Canonic Ltd – to develop next generation medical cannabis products. Evogene has been evaluating the medical cannabis field for more than a year, including market evaluation, obtaining governmental approvals for its research program and the establishment of a research facility, technology assessment and initial product line planning.  Canonic’s initial activities will focus on creating improved cannabis varieties by addressing the current developmental roadblocks of yield, stability and specific metabolite composition. These development efforts will be based on the utilization of Evogene’s broadly applicable leading Computational Predictive Biology (CPB) platform, which has in the past demonstrated success in addressing similar objectives for other crops.

The current cannabis market is estimated at ~$13 billion and is expected to grow to ~$24 billion by 20251. Although the cannabis market is growing rapidly, it is well recognized that next generation products will need to address the current limitations of: (i) low metabolite yield - causing high costs for patients, (ii) low variety stability - causing inconsistent products that have become unreliable as a medical treatment and (iii) uncertainty in connecting cannabis metabolite profile to specific medical indications.

Evogene is uniquely positioned to provide a significant competitive advantage in the resolution of these development roadblocks through its CPB platform and its recognized capabilities as a leader in the area of plant genomics. These capabilities have been developed and utilized for more than a decade through multiple collaborations with world leading ag-companies such as BASF, Bayer, Corteva, ICL and Monsanto focusing on crop improvement via plant genomics and are now expected to allow Evogene’s newly established subsidiary, Canonic, to not only meet the challenges but also to accelerate the product development process through its predictive science driven approach.

1 Source: The cannabis annual report, Frontier financial group

Canonic’s current workplan focuses on three main product types, through a non-GMO approach: (i) high metabolite yield cannabis varieties (ii) stable varieties with consistent metabolite performance and (iii) cannabis varieties with a unique metabolite profile tailored to specific medical indications. The indications that the company will currently address are: post-traumatic stress disorder (PTSD), severe chronic pain and cancer.

Dr. Arnon Heyman, Canonic CEO stated: "Having led Evogene’s Ag-Seeds division for the past few years, I am proud to now lead Evogene's cannabis activity as Canonic's CEO. Evogene’s cutting edge genomic technology, alongside our multidisciplinary team of professionals, uniquely positions Canonic to bring to market the most advanced, stable and consistent next-generation medical cannabis products, and I am confident we can make a significant impact in the world of medical grade cannabis."

Ofer Haviv, Evogene President and CEO: “The field of medical cannabis fits perfectly within both our plant genomics activities and our human therapeutics activities. We have been evaluating this field and our relevant competitive advantages for over a year, and now, with the establishment of Canonic, we expect the new company to advance rapidly in executing its mission of developing next generation medical cannabis products and to create substantial value in a relatively short time. This expectation is based largely on Evogene’s capabilities in plant genomics and computational know-how that will allow Canonic to uniquely address the major challenges in this large and rapidly growing field. We look forward to updating you with respect to Canonic’s progress.”

As Evogene has previously reported, in order to take full advantage of its broadly applicable CPB platform, Evogene focuses – either as an Evogene division or a subsidiary - on a number of significant life science based markets in which its technology can serve as the key differentiator in the development of next generation products. As with each of Evogene’s market focused subsidiaries, Canonic, as a wholly owned Evogene subsidiary, will have full corporate capabilities while continuing to have access to Evogene’s CPB platform for its market area of medical cannabis.  In addition, Canonic will have the right to pursue its own business strategy and secure additional financial resources at appropriate times in the future.

About Evogene Ltd.:

Evogene (NASDAQ, TASE: EVGN) is a leading biotechnology company developing novel products for major life science markets through the use of a unique computational predictive biology (CPB) platform incorporating deep scientific understandings and cutting-edge computational technologies. Today, this platform is utilized by the Company and its subsidiaries to discover and develop innovative products in the following areas: ag-chemicals, ag-biologicals, seed traits, integrated castor oil ag-solutions and human microbiome-based therapeutics. Each subsidiary or division establishes its product pipeline and go-to-market, as demonstrated in its collaborations with world-leading companies such as BASF, Corteva, Bayer and ICL. For more information, please visit www.evogene.com

Forward Looking Statements

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may", "could", “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contact:

Nir Zalik
IR/PR Manager
E: IR@evogene.com
T: (+972)-8-931-1963

US Investor Relations
Vivian Cervantes
PCG Advisory
E: vivian@pcgadvisory.com
T: 646-863-6274